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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           ENVIRODYNE INDUSTRIES, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    294037205
                                 --------------
                                 (CUSIP Number)

                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 18, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 294037205

         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  Zapata Corporation
                  C-74-1339132
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         (2)      Check the Appropriate Box if a Member of a Group
                                                                     (a)  [ ]
                                                                     (b)  [x]
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         (3)      SEC Use Only
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         (4)      Source of Funds

                  OO, WC
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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or
                  2(e)
                                                                          [ ]
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         (6)      Citizenship or Place of Organization

                  Delaware
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 Number of        (7)      Sole Voting Power               5,877,304
Shares Bene-               ____________________________________________________
  ficially        (8)      Shared Voting Power             -0-
 Owned by                  ____________________________________________________
Each Report-      (9)      Sole Dispositive Power          5,877,304
 ing Person                ____________________________________________________
   With           (10)     Shared Dispositive Power        -0-
-------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,877,304
-------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                          [ ]
-------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)
                           40.4%
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         (14)     Type of Reporting Person                    CO


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INTRODUCTORY NOTE.

                  This Amendment No. 4 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata"), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2 and 3 to Schedule 13D filed on June 21, 1996, March 10, 1997 and March 31, 1997, respectively.

Item 4.           Purpose of Transaction

         Item 4 to the Schedule 13D is hereby supplemented as follows:

         On April 18, 1997, Zapata filed preliminary proxy materials in opposition to a solicitation by the Issuer's Board of Directors for the 1997 Annual Meeting of Stockholders of the Issuer (the "1997 Annual Meeting"). Zapata's preliminary proxy materials contain information regarding (i) Zapata's intent to nominate Malcolm I. Glazer, Avram A. Glazer and Robert V. Leffler, Jr. for election to the Board of Directors of the Issuer at the 1997 Annual Meeting and (ii) Zapata's proposal recommending that the Board of Directors of the Issuer take appropriate action to redeem as soon as practicable the rights issued under the Rights Agreement between the Issuer and Harris Trust & Savings Bank dated as of June 26, 1996 (the "Rights Plan") or otherwise terminate the Rights Plan and not implement any other stockholder rights plan without a binding vote of the Issuer's stockholders. The information contained in Amendment No. 3 to this Schedule 13D regarding Zapata's intent to nominate five persons for election to the Issuer's Board of Directors was based on Zapata's belief that the size of the Board would remain at seven. The Issuer's preliminary proxy statement states that the number of directors will be reduced to five upon the expiration of the current term of directors. As a result, Zapata has reduced the number of persons it intends to nominate to three. Zapata's preliminary proxy materials relating to the 1997 Annual Meeting are attached hereto as Exhibit 99.3.

Item 7.           Material to be Filed as Exhibits

    Exhibit Number                    Document Description
    --------------                    --------------------
        99.3                   Preliminary Copy of Proxy Materials

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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 1997.
                               ZAPATA CORPORATION



                               By:   /S/ JOSEPH L. VON ROSENBERG III
                                  --------------------------------------
                                     Joseph L. von Rosenberg III
                                     Executive Vice President, General Counsel
                                        and Corporate Secretary


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                                  EXHIBIT INDEX


    Exhibit Number                    Document Description
    --------------                    --------------------
        99.3                   Preliminary Copy of Proxy Materials


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